LDK Solar Co., Ltd. Suite 306, 1290 Oakmead Parkway, Sunnyvale, CA 94085 United States of America Website: www.ldksolar.com Tel: +1 408 245 0858 Fax: +1 408 245 8802
December 11, 2009
Mr. Jay Webb, Reviewing Accountant
Mr. Dennis C. Hult, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE.
Washington, DC 20549
United States of America
RE:	LDK Solar Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2008
Filed May 22, 2009, File No. 001-33464
Dear Messrs. Webb and Hult:
     This is in response to the Staff’s comment letter of November 4, 2009 relating to the annual report on Form 20-F of LDK Solar Co., Ltd. for the fiscal year ended December 31, 2008 and the Form 6-K filed November 3, 2009. Please accept our apologies for responding late due to our failure of receipt of the comment letter until December 10, 2009. In connection with this response, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	the Staff’s comments or changes to our disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing; and

•	we may not assert Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the Federal securities laws of the United States.
     For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly.

Messrs. Webb and Hult
Securities and Exchange Commission

Item 18. Financial Statements
(4) Prepayments to Suppliers, Net, page F-19
1.	Refer to our prior comment 1. With respect to the portion of our comment related to your disclosures of the amounts in your cash flow statement that represent the non-cash reclassifications of pre-payments to suppliers to inventory during the periods presented, it is still no clear to us why the disclosures in this Note indicate “Such reclassifications totaling US$570,878 and US$1,531,693 were not reflected in the Group’s consolidated cash flows from operations for the years ended December 31, 2007 and 2008, respectively”. Based on your response, it appears to us the reclassifications were properly reflected in your cash flow statement even though they had no impact on cash. We agree disclosure of the non-cash reclassification amounts included in the “Changes in operating assets and liabilities” section of your consolidated statements of cash flow is appropriate. Please revise your future filings to clarify that the impact of such non-cash reclassification is included in the “Changes in operating assets and liabilities” section of your consolidated statements of cash flows or tell why you believe such disclosure is not necessary.
                We respectfully note the Staff’s comment and will clarify that the impact of such non-cash reclassification is included in the “Changes in operating assets and liabilities” section of our consolidated statements of cash flows in future filings.
Form 6-K filed November 3, 2009
2.	We noted your comments in this filing related to Q-Cells claims that you have not fulfilled significant contractual obligations under a supply agreement concluded in December 2007 and Q-Cells announcement of its unilateral termination of the solar wafer supply agreement with you. We also noted you vigorously disagree with Q-Cells’ claims. Please tell us if you have or plan to accrue any amounts for this contingency in your financial statements. Also, note when preparing your future filings that if it is at least reasonably possible that this or any unaccrued contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 450-20-50 of the FASB Accounting Standards Codification.
                We respectfully advise the Staff that Q-Cells only requested the refund of its prepayment of US$244.5 million previously made to us and did not make any claim for damages in connection with the December 2007 solar wafer supply agreement (the “Supply Agreement”). When Q-Cells claimed the unilateral termination of the Supply Agreement on the basis that no dedicated production facility was set up by us solely for the production of wafer products for Q-Cells, we together with our legal counsel reviewed the contract terms and all our written communications with Q-Cells. As a result of such review, we concluded that Q-Cells lacked the legal and contractual ground to unilaterally terminate the Supply Agreement and that its claim that there was no production facility dedicated to them was not substantive under the circumstances. Consequently, we along with our legal counsel determined that Q-Cells did not have a sufficient basis under the Supply Agreement to demand the refund of the prepayment. Accordingly, we decided at that time to defend our case vigorously.

Messrs. Webb and Hult
Securities and Exchange Commission

                Apart from the prepayment liability of US$244.5 million that is already recognized in our consolidated balance sheet, we also performed the evaluation of a loss contingency for any current unasserted claims for damages in accordance with paragraph 450-20-50 of the FASB Accounting Standards Codification. Based on the available evidences and having consulted with our legal counsel, we concluded that it is not probable that Q-Cells would actually claim any damages and, even if they did, it was remote that there would be an unfavorable outcome to us from any such claim by Q-Cells. Accordingly, no accrual for loss contingency was made by us in preparing our financial statements. We and Q-Cells have subsequently reached an amendment to the Supply Agreement and have publicly announced the resolution of the dispute on December 4, 2009. We will disclose the information and facts relating to Q-Cells’ claim of unilateral termination of the Supply Agreement, and the subsequent resolution of the dispute and signing of an amendment to the Supply Agreement in our future filings.
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                Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408 245 0858.

Sincerely,
/s/ Peng Xiaofeng
Name:	PENG Xiaofeng
Title:	Chairman and Chief Executive Officer

cc	Jack Lai (LDK Solar Co., Ltd.) John Fung (KPMG) Timothy Li (Sidley Austin LLP)